FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                For the month of March 1, 2004 to March 31, 2004


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F..........v...Form 40-F...................
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes............................No.........v...

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date April 14, 2004





Signed by:

........................
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                      FROM MARCH 1, 2004 TO MARCH 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





562     RESIGNATION OF DIRECTOR

563     CITYVIEW LODGES FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003


564     ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

                                                             CITYVIEW
                                                             CORPORATION LIMITED
                                                    ACN 009 235 634
                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia      6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia      6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:    www.cityviewcorp.com



March 11, 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW               2000





                             RESIGNATION OF DIRECTOR

CityView Corporation Limited ("CityView") announces that due to personal reasons, Mr Y M Jumabhoy has resigned as a Director/Chairman of the Company and its subsidiary.

The Board takes this opportunity to thank Mr Jumabhoy for his service and commitment over the past two years.

                                                             CITYVIEW
                                                             CORPORATION LIMITED
                                                    ACN 009 235 634
                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia       6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia       6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:    www.cityviewcorp.com



25 March 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY       NSW        2000




             CITYVIEW LODGES FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                31 DECEMBER 2003


CityView Corporation Limited ("CityView") advises that it has lodged its financial statements for the financial year ended 31 December 2003 with the Australian Securities and Investments Commission.

The Annual Report and financial statements can be viewed at CityView's website www.cityviewcorp.com under "Financials".

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634



                                  ANNUAL REPORT
                          FOR THE FINANCIAL YEAR ENDED
                                31 DECEMBER 2003


                                                                    Page Number



Corporate Directory                                                       2

Chairman's Overview                                                      3-4

Directors' Report                                                        5-9

Statement of Corporate Governance and Board Audit Committee             10-12

Auditor's Report                                                        13-14

Directors' Declaration                                                   15

Statement of Financial Performance                                       16

Statement of Financial Position                                          17

Statement of Cash Flows                                                  18

Notes to and forming part of the Financial Statements                   19-30

Shareholders' Information                                               31-32

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                               CORPORATE DIRECTORY




Directors                                 Attorney - Australia
Yusufali M Jumabhoy Chairman
A I Saddique                              Simon Watson
Goh Yong Kheng                            Barrister, Solicitor and Notary Public
Ee Beng Yew                               17 Ord Street
Md Nazri Ramli                            West Perth    Western Australia   6005
Thinagaran
John F Arbouw                             Attorney - USA
                                          Gary B Wolff, P C
Company Secretary                         805 Third Avenue
John F Arbouw                             21st Floor
                                          New York NY 10022
Registered Office
17 Ord Street
West Perth   Western Australia    6005

Telephone:        (61-8) 9226 4788
Facsimile:        (61-8) 9226 4799
Email:            info@cityviewcorp.com
Web:              www.cityviewcorp.com

Auditor
BDO Chartered Accountants
256 St George's Terrace
Perth   Western Australia   6000


Stock Exchange Listings
Australian Stock Exchange Limited
Trading Code: CVI

NASD OTC Bulletin Board
Trading symbol: CTVWF



Australian Share Registry
Computershare Registry Services
45 St. George's Terrace,
Perth Western Australia, 6000

Telephone:        (61-8) 9323 2000
Facsimile:        (61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc
350 Indiana Street
Golden, Colorado 80401

Telephone:        (303) 262 0600
Facsimile:        (303) 262 0603

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                               CHAIRMAN'S OVERVIEW


I am pleased, on behalf of your Board, to have this opportunity to submit my annual report to you. It explains the state of our business today and gives you an overview of the options we are now considering. It also highlights future investment directions.

Capital Write-Downs
Your Board, on the advise of its auditors, wrote down $8.38 million of shareholder funds within the last two years. This very large sum of capital was lost during a very brief period. A small-listed company cannot conceivably absorb a loss of this magnitude without severe consequences.

Our share price spiralled downwards. Our shareholders have become justifiably disappointed. The Board believes that neither hype nor unsubstantiated announcements on a continuous basis can contradict the factual fundamentals of the Company nor create a sustainable high share price.

Whilst I am confident that your Board has sufficient corporate and investment experience to create value for the Company in the longer term, it must first take prudent decisions with regard to the present realities existing on the ground.

Almost all our investments have been written off. Not one could be commercially salvaged. Only a single investment remains prospective - the two hydrocarbon concessions located in Indonesia.

Oil and Gas Concessions
Your Board has tried to preserve the Company's interest in the Madura and Simenggaris concessions. We own a 25% interest in both properties.

In January 2000, PT Medco Energi Internasional Tbk was farmed-in as our partner. An agreement was negotiated whereby our Company's interests were free-carried for a number of exploration wells mandated by the terms of the concession agreement.

Your Board's intention was to first determine the prospectivity of the concessions without having to raise capital and pay for preliminary exploration costs. It was a prudent risk-reward approach.

The Madura Concession
The Madura on-shore gas concession is strategically located offshore at the eastern end of Java Island. The potential domestic gas demand for electricity in this area is high and is steadily growing. At the same time regional gas production volume is declining. This means that gas off-take contracts for new production fields are readily available.

Australian companies like Santos and Novus have signed long-term gas off-take agreements with end-users. Both companies operate gas production properties in this area. Other companies are also focusing in this region for gas. The domestic demand is robust.

In 2003 the Madura partners appointed Gaffney Cline & Associates to undertake an independent assessment and recommendation report of the Madura concession. This study was done from results derived pursuant to the completion of the mandated exploratory drilling program.

A detailed summary of the report has been disclosed to the Australian Stock Exchange and can be viewed at CityView's website.

The conclusions reached by Gaffney Cline are encouraging. The consultants believe that the Madura concession contains a major gas resource.

The Gaffney Cline report recommends what must be done by way of further drilling to determine resource volume and its commercial exploitation.

Shareholders must bear in mind that even though Gaffney Cline is a premier global petroleum resource consultancy company, its conclusions, although hopeful, are based on "a snapshot in time". I urge our shareholders not to etch in granite the probability of success. The conclusions reached by Gaffney Cline may or may not materialise.

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                         CHAIRMAN'S OVERVIEW (continued)

CityView's contribution to the recommended drilling program will be about US$2.5 million. Your Board is considering three options:

(a) sell our 25% shares in Madura at the best possible price based on Gaffney Cline's report. Use the sale proceeds to invest in other businesses.

(b) farm-in an experienced petroleum investor to free-carry the Company's 25% shares. In this event we must give up a percentage of our interest.

(c) call for a rights issue to raise up to A$10 million shareholders funds. Use up to US$2.5 million for the next phase of the Madura drilling program and allocate the balance for other investments.

Your Board is now deciding the commercial viability of the above options.

The Simenggaris Concession
This concession is located in a remote area in East Kalimantan. Although the property has some prospectivity there is a distinct absence of off-take contractual opportunities.

Your Board is keeping the financial commitments to this concession at a standstill mode until the Madura results become clearer.

Future Direction
Your Board is also determining the future business direction of the Company.

One point requires reiterating. The prior investment decisions were done almost ad hoc. This resulted in a very mixed bag of varied portfolios.

A company of our size needs to remain focused and be in direct management control of our investments. We must grow our business. We cannot be a minor investor in businesses managed and controlled by others. In other words, we cannot be venture capitalists. The Sands Solutions loan is questionable.

Your Board's preference is to invest capital in a growth business sector located in Australia. We will be carrying out a study on the dynamics of the environmental business in Australia using advanced technologies.

I would like to inform you that your Board may recommend a rights issue, during the course of this year, in order to raise capital for future investments. The details of the issue will be given if and when the decision is taken.

I would also like to announce that your Chairman of the past two years, Mr Eddie Jumabhoy has indicated his intention to resign due to personal reasons. Mr Jumabhoy's quiet diplomacy, sound judgement and leadership has served the Board and shareholders well.

On behalf of the Board, we extend our grateful thanks to Mr Jumabhoy and wish him well.

The Board has asked Mr Robert (Rob) Elliott MAICD to join the Board of CityView. Mr Elliott has degrees in both law and commerce and has served as non-executive director on a number of boards. He is currently the in-house legal counsel, company secretary and policy manager for the Australian Institute of Company Directors. Mr Elliott has previously worked for major legal, accounting and financial institutions and has been company secretary and a non-executive director of a number of companies. He is a qualified commercial mediator, a Fellow of the Chartered Institute of Company Secretaries, a Member of the Australian Institute of Company Directors and the Corporate Lawyers Association of Australia.




A I SADDIQUE
Chairman

19 March 2004

                          CITYVIEW CORPORATION LIMITED

                                DIRECTORS' REPORT
The directors of CityView Corporation Limited ("CityView" or "the Company") present their report together with the accounts of the Company and the consolidated entity for the financial year ended on 31 December 2003.

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Yusufali M Jumabhoy - Director (age - 66 years)
Resigned 5 March 2004
Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. He is presently a consultant to a commercial law firm in Singapore.


Ahmad Iqbal Saddique - Chairman  (age - 60 years)
Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).
Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.

Ee Beng Yew - Chief Executive  (age - 50)
Mr Ee Beng Yew is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries.

Goh Yong Kheng - Director (age - 57)
Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses.

Md Nazri Ramli - Director (age - 48)
Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian
(SEA) region.
Mr. Nazri was appointed as the General Manager of Business Development for Crest Petroleum Berhad in 1993 and later as General Manager of PT Petronusa Bhumibakti, the partner with Crest in the Selat Panjang concession in Central Sumatera. Currently he is the General Manager of Business Development for MMC Engineering Group Berhad, a 75% subsidiary of Malaysia Mining Corporation Berhad. Prior to his current appointment, Mr. Nazri was a freelance business development consultant in the exploitation of natural resources since 1997. Part of the assignment involved the assessment of oil and gas concessions in Asia and Africa. Mr. Nazri has authored and delivered papers on topics covering hydrocarbon exploration in SEA

Thinagaran - Director (age - 41) Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm.

Messrs Saddique, Goh, Thinagaran and Ee are associated with CityView's largest individual shareholder Midwestern Oil Pte Ltd, a Singaporean energy company whose shareholders have interests in substantial oil and gas producing fields in Central Asia.

John Arbouw - Director and Company Secretary (age -58)
Mr Arbouw was born in Holland and educated in Canada. He is a member of the Australian Institute of Company Directors (MAICD) and has worked in North America, Europe, Asia and New Zealand. He has lived and worked in Australia for the past 26 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. Mr Arbouw has served on a number of boards and has written extensively on global corporate governance issues.

                          CITYVIEW CORPORATION LIMITED

Meetings of Directors
The number of meetings of the directors held during the financial year and the number of meetings attended by each director during that year were:

Director                                     Board of Directors

                                              Meetings Eligible to   Attended
                                                     Attend
Y M Jumabhoy                                           4                     3
A I Saddique                                           4                     3
R Goh                                                  4                     4
Thinagaran                                             4                     4
B Y Ee                                                 4                     4
Md N Ramli                                             4                     1
J F Arbouw                                             4                     4

During the financial year four meetings of the Board of Directors were held. In addition the directors met frequently for management meetings and due diligence purposes.

Shareholdings of Directors
The shareholdings of directors and related parties as at the date of this report are:


Directors       Shares                                                   Options
--------------- ------------------------------------------------------ ---------
Y M Jumabhoy    Nil                                                          Nil
--------------- ------------------------------------------------------ ---------
A               I Saddique Mr Saddique is a director and shareholder         Nil
                of Midwestern Oil Pte Ltd, which owns 15,500,000
                fully paid ordinary shares in CityView. Mr Saddique is
                also a director and shareholder of Thomas Omar Pte
                Ltd, which owns 500,000 fully paid ordinary shares in
                CityView.
--------------- ------------------------------------------------------ ---------
Y K Goh         Mr Goh is a  shareholder  of  Midwestern  Oil Pte Ltd,       Nil
                which owns  15,500,000 fully paid ordinary shares in
                CityView.
--------------- ------------------------------------------------------ ---------
Thinagaran      Nil                                                          Nil
--------------- ------------------------------------------------------ ---------
B Y Ee          Mr Ee is a shareholder of Midwestern Oil Pte Ltd,            Nil
                which owns 15,500,000  fully paid ordinary shares in
                CityView.
--------------- ------------------------------------------------------ ---------
Md N Ramli                                                                   Nil
--------------- ------------------------------------------------------ ---------
J F Arbouw      30,425                                                       Nil
--------------- ------------------------------------------------------ ---------


Principal Activities
The principal activities of the Company during the financial year were investments in the energy sector.

Results
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was $1,076,003 compared to a loss of $9,303,440 for the previous financial year. The parent entity made a loss of $1,076,003 for the financial year compared to a loss of $ 9,151,864 for the previous financial year.



Dividends
The directors do not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year.

                          CITYVIEW CORPORATION LIMITED

                              REVIEW OF OPERATIONS


Indonesia - Madura Block onshore Madura Island near Surabaya east Java

CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Government. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends, which are being examined on Madura.



The operating shareholder is PT Medco Energi Internasional TBK ("Medco"). Four wells in the Madura Block, namely Sebaya, Karasan, Tambuku and Telaga have been drilled by the Pertamina-Medco Madura Pty Ltd Joint Operating Body (JOB). With the exception of Karasan, hydrocarbons have been discovered in the wells, however problems were encountered in all of the wells preventing full prospect evaluation. In addition to these discoveries, there was also an undeveloped gas-condensate discovery, Arosbaya, within the Block.

As the Madura Block concession is due for relinquishment in May 2004, the JOB engaged international consultants, Gaffney Cline & Associates (GCA) to apply its Decision Cycle Compression (DCC) process in order to assist the JOB in making a recommendation on the future course of action. In reaching a joint recommendation, a GCA/JOB team would:

1. Review all geotechnical work
2. Integrate well results and independent reviews into a coherent block wide evaluation
3. Identify and provide plans to mitigate the risks of key uncertainties
4. Review previous drilling programs and make recommendations for future success
5. Evaluate and assess markets, pricing and costs
6. Review PSC commitments and requirements
7. Make a detailed recommendation with action plan for the way forward.

The project commenced with the first of the three phases of DCC, data gathering, in mid-November. Further data gathering and interviews of key stakeholders was conducted in Jakarta during the period of December 3 to 5, 2003. The second phase of DCC, Pre-Implementation, had the GCA team working independently from December 5 to December 19 reviewing all available information. During this time the GCA team familiarised itself with operations and formed its own insights, opinions and conclusions relative to the Madura block.

The last phase of the DCC process was Implementation. During this phase GCA worked collaboratively with dedicated staff from the JOB with the goal to ultimately reaching a unanimous opinion as to the potential of the Madura block. The JOB/GCA team presented its findings and recommendations in late January 2004.

CONCLUSIONS
1. The Madura block is hydrocarbon bearing with potentially commercial accumulations with unrisked gas resources in the order of 1.2 trillion cubic feet in 4 prospects namely, Sebaya, Arosbaya, Telaga and Tambuku.
2. The power market on Madura represents a ready opportunity for sales of up to 16 MMcf/d. 3. A ten-year volume commitment will likely be required from the Gili
         Power Plant. For full conversion of the Gili power plant, this commitment amounts to approximately 80 Bcf of gas reserves.
4. The central fault block of the Sebaya prospect is estimated to contain about 155 Bcf of recoverable gas, more than enough for the existing power market.
5. The production rate is the key to economics. Drilling operations must be carefully carried out to minimize formation damage.
6. A Production Sharing Contract extension should be obtained that not only allows development of Sebaya but also holds the block for future development of the other identified prospects.

GCA/JOB's RECOMMENDATIONS
The JOB should retain the block and make a proposal to the authorities, BP MIGAS to:
o Extend the relinquishment date by a minimum of at least one year
o Drill two appraisal wells (1 firm and 1 contingent on the firm well) on the Sebaya prospect
o Obtain agreement to be able to hold the entire block with Plan of Development acceptance and development of Sebaya and for as long as production operations are maintained thereon.

                          CITYVIEW CORPORATION LIMITED

Upon acceptance of the proposal by BP MIGAS, the JOB should:
o Obtain a Letter Of Intent for gas sales to the Gili Power Plant from the national power company, PLN
o Investigate independent power generation by the JOB at the Sebaya field site
o Run a Drilling Well On Paper workshop for both appraisal wells
o Refine facility costs and construction timing
o Perform detailed mapping of the Sebaya prospect

Upon completion of the above Sebaya activities:
o Undertake geological field studies to investigate Tuban sand reservoir potential
o Prepare appraisal plan for Arosbaya
o Continue evaluation of other island prospects

GCA/JOB's recommendations have been accepted by the shareholders of the PSC/JOB. The recommendations were also presented to the relevant authorities, BP MIGAS together with a request for extension of the Block. A work program and Budget for the drilling of the first appraisal well on the Sebaya prospect - Sebaya 2, has also been submitted to BP MIGAS and the Operating Shareholder is confident that the extension will be granted in due course.

It is anticipated that Sebaya 2 will be drilled in the fourth Quarter of 2004.

Indonesia - Simenggaris Block onshore north-east Borneo CityView owns 25% of Medco Simenggaris Pty Ltd, which holds the Simenggaris Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB"). The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which form part of the contract area.

The Simenggaris block is programmed to drill a further two wells. The wells are "Bangku Besar" and a second well, the location of which has yet to be determined. In October 2002, Medco advised CityView that the estimated resources, based on information available to Medco were:

             Bangku Besar A1                27 MMBO oil   and 127 BCF gas

These estimates were furnished to CityView by the Operating Shareholder and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors to exercise due caution in relying on the same.

Sands Solutions Group Pty Ltd ("Sands Solutions")
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. During this period, a Due Diligence Committee was established by former Directors of the Company, to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services ("CCS") advised the former Directors of CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million. This opinion and a subsequent Independent Report by CCS were based largely on anecdotal information and in-house product demonstrations provided by Sands Solutions. CCS was not provided with independently audited financial statements; did not consult with any Sands Solutions customers; did not assess the value of any patents or patents pending; and did not review or report on any of the company's tangible assets.

Under the terms of the agreements between CityView and Sands Solutions, CityView was entitled to have all monies repaid to it on 1 July 2003 or to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

In October 2002, CityView's current Directors received information that Sands Solutions was in financial difficulties and that the asset, carried in CityView's accounts at $3 million may not be recoverable in full. The current Board of Directors immediately crystallised its floating charge over all of Sands' assets and undertaking.

                          CITYVIEW CORPORATION LIMITED

On 25 November 2002, Sands Solutions appointed an administrator. Your Board took immediate steps to protect CityView's rights and applied to the Supreme Court of Western Australia to appoint a Receiver over Sands Solutions' assets and undertaking. On December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd. The Receiver and Manager then took steps to realise the assets and undertaking of Sands Solutions.

The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it has suffered in this matter. In this regard, CityView instructed and received legal advice from Allens Arthur Robinson, a leading Australian law firm, and pursuant to the said legal advice, the Board instructed Allens Arthur Robinson to carry out further enquiries into the circumstances of the loan which may include a public examination of the relevant persons involved in the matter.

The Board will ensure that the full circumstances of the loan are closely scrutinised to ensure that there was no impropriety or breach of duty by any person or party owing a duty to CityView.

Employee Share and Option Benefits
No Employee Share Options were issued in 2003

Options
No Options were issued in 2003.

Likely Developments and Expected Results of Operations
Information on likely developments and expected results of operations of the consolidated entity have not been included in this report as the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Indemnification of Officers and Auditors
The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or any related body corporate against a liability incurred as an officer or auditor.

Remuneration of Directors and Executives
The remuneration of all directors and executive officers is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed having regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

  Name                    Base fee              Other fees            Incentives
                                 $                       $            (Options)
  Y M Jumabhoy                 Nil                  61,589               Nil
  A I Saddique                 Nil                     Nil               Nil
  Y K Goh                      Nil                     Nil               Nil
  B Y Ee                       Nil                     Nil               Nil
  Md N Ramli                   Nil                     Nil               Nil
  Thinagaran                   Nil                     Nil               Nil
  J F Arbouw                   Nil                     Nil               Nil

Signed on behalf of the directors in accordance with a resolution of the directors made pursuant to section 298 (2) of the

Corporations Act 2001:


B Y EE
Director
19 March 2004

                          CITYVIEW CORPORATION LIMITED

                        STATEMENT OF CORPORATE GOVERNANCE
                       FOR THE YEAR ENDED 31 DECEMBER 2003

                          Corporate Governance Policies
The board has adopted appropriate corporate governance policies and practices as provided in appendix 4A of the listing rules of Australian Stock Exchange Limited.

The board is responsible for the overall governance of CityView Corporation Limited ("the Company") and operates in accordance with the standards prescribed in the Company's constitution and the Corporations Act 2001. Subject to the constitution, the board will determine its size and composition and the selection criteria for appointment of directors. This involves regularly reviewing the performance and composition of the board to ensure that it continues to have the mix of skills and experience necessary to conduct the activities of the Company.

The board's responsibilities include:
(a) strategic development, direction and control of the Company;
(b) establishment of continuous disclosure controls;
(c) review of all regulations, regulatory and ethical obligations, and identification of all business risk areas; and
(d) periodical review of the nomination of external auditors and the adequacy of existing external audit arrangements.

The directors can, in carrying out their duties as directors, seek independent advice at the expense of the Company.

While the board retains overall responsibility, it may establish committees to assist in carrying out its responsibilities and to implement corporate governance practices. A board audit committee exists and normally consists of three members, however due to Mr Jumabhoy's resignation on 5 March 2004, the current members of the committee are presently Messrs Goh and Arbouw, with a third member to be appointed. The terms of reference for the board audit committee (a copy of which is attached to this statement) were formalised and adopted by the board on 14 June 2000 and have been followed since that date.

The non-executive directors are responsible for reviewing and making recommendations to the board regarding compensation arrangements for the directors, chief executive officer, employees and contractors of the Company including incentive share options and other benefit plans. They are also responsible for considering the Company's general policies and practices on recruitment, remuneration and termination and functions.

The level of non-executive directors' fees will be reviewed annually by the board following an assessment provided to it by the chief executive officer and will take into account additional time required for involvement in various committees.


Ethical Standards and Performance
The Company intends to maintain a reputation for integrity and the board recognises the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Currently the Company is not of sufficient size to warrant the preparation of a formal code of ethical business standards for the Company. The board does, however, require of itself, its employees and contractors the highest ethical standards when carrying out their duties and when acting on behalf of the Company.



The directors are responsible for performing their functions with a view to achieving the highest possible level of financial performance by the consolidated entity. This concerns both the propriety of decision making in situations of possible or real conflicts of interest and quality of decision making for the benefit of shareholders.



The Company affirms that it has complied throughout the year ending on 31 December 2003 with all the appropriate corporate governance policies and practices as provided by the listing rules of Australian Stock Exchange Limited.




Terms Of Reference
On 14 June 2000 the board of directors of CityView Corporation Limited ("the Company") resolved to formalise the terms of reference of the board audit committee ("the Committee"). The objective, composition, term of office and duties and responsibilities of the Committee are as follows:

                          CITYVIEW CORPORATION LIMITED

                              BOARD AUDIT COMMITTEE

A.  Objectives
The primary objective of the Committee is to assist the board in fulfilling its responsibilities to shareholders, potential shareholders and the investment community relating to accounting and reporting practices of the Company and its present or future subsidiaries ("the Group") and the quality and integrity of the financial reports of the Group. In addition, the Committee will:

(a) serve as an independent and objective party to review the financial information presented by management to shareholders and other regulators;
(b) consider the adequacy and effectiveness of the Group's administrative, operating and accounting controls as a means of ensuring that the Group's affairs are being conducted by management in compliance with legal, regulatory and policy requirements;
(c) oversee and assess the quality of the audits conducted by both the Company's internal and external auditors; and
(d) maintain, by a programme of regular meetings, open lines of communication among the board, the internal auditors and the external auditors to exchange views and information as well as confirm their respective authorities and responsibilities.

B.  Composition
Annually, the board will reconsider the composition of the Committee. It will be comprised of a minimum of three independent directors as described by generally accepted corporate governance principles. In the event of there being less than three independent directors on the board then the Committee will comprise two independent directors and the company secretary.

C.  Term of Membership
The terms of the members will be staggered so that one member of the Committee will stand for re-appointment in each year. The chairman of the Committee will be appointed annually by the board and shall be an independent director.

D.  Attendees
The chairman may require the following officers to attend meetings and, if they are not available, to be represented by nominees approved by the chairman of the
Committee:

1. group chief financial officer
2. head of internal audit;
3. external auditors; and

the chairman may also require any other member of staff to attend from time to time. The chief executive officer and other board members will have the right of attendance.


E.  Meetings
The Committee will hold at least four regular meetings each year usually as follows:

(a) January - internal and external audit reports on work undertaken for financial year; (b) March - year-end accounts and preliminary final report to Australian Stock Exchange;
(c) May - yearly external and internal audit plan; external audit management report on previous financial year accounts; internal audit reports;
(d) September - half yearly accounts and half yearly report to Australian Stock Exchange

Additional meetings will also be held which the chairman decides are necessary. In addition, the chairman is required to call a meeting of the Committee if requested to do so by the board, any board member or the chief executive officer.

The company secretary will act as secretary of the Committee and is responsible, in conjunction with the chairman, for drawing up the agenda and circulating it, supported by explanatory documentation to Committee members prior to each meeting.

The secretary will also be responsible for keeping the minutes of meetings of the Committee and circulating them to Committee members and other members of the board.

A quorum will be two members of the Committee.

                          CITYVIEW CORPORATION LIMITED

Decisions will be determined by majority vote, but the chairman will report the fact of a dissenting vote when reporting the decision to the board. The chairman will not have a casting vote.

F.  Access
The Committee is authorised by the board to investigate any activity within its terms of reference.

The Committee will have unlimited access to both the internal and external auditors and to senior management of the Group. The Committee is authorised by the board to consult with independent experts where the Committee considers it necessary to carry out its duties.


G.  Duties and Responsibilities
The duties and responsibilities of the Committee are as follows:

(a) recommend to the board the appointment of the external auditors and the audit fee;
(b)                     review the audit plan of the external auditors;
(c) review and approve the audit plan of the internal auditors and ensure proper co-ordination between internal and external audit and that the internal audit function is adequately resourced and has appropriate standing in the Company;
(d) consider the overall effectiveness of both the internal and external audit through the meetings of the Committee;
(e) determine that no unacceptable management or other restrictions are being placed upon either the internal or external auditors;
(i) consider the adequacy and effectiveness of the Group's administrative, operating and accounting policies through active communication with operating management, internal audit and the external auditors and monitor management's responses and actions to correct any major findings of internal investigations;
(ii) consider the adequacy and effectiveness of the Group's control system by reviewing written reports from the internal and external auditors and monitor management's responses and actions to correct any noted deficiencies;
(iii) review the half year and annual financial statements with the chief executive officer and the external auditors and make recommendations to the board having regard for:
                            i. any changes in accounting policies and practices;
                           ii. major judgmental areas;
                          iii. significant adjustments resulting from the audit;
                           iv. the going concern assumption;
                            v. compliance with accounting standards; and
                           vi. compliance with Australian Stock Exchange Limited
                               and Corporations Act 2001 requirements and the requirements of other regulatory bodies.

(f) review any regulatory reports submitted to the Group concerning matters within the Committee's terms of reference;

(g) review practices and policies within the Group against established ethical guidelines;

(h) monitor the standard of corporate conduct in areas such as arm's length dealings and likely conflicts of interest;

(i) require reports from management, the internal auditors and external auditors of any significant proposed regulatory, accounting or reporting issue, to assess the potential impact upon the Group's financial reporting process;

(j) monitor the extent of non-audit services provided by the external auditors and reports arising from those services; and

(n)                     report fully to the board following each meeting.

                   INDEPENDENT AUDIT REPORT TO THE MEMBERS OF
                          CITYVIEW CORPORATION LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both CityView Corporation Limited (the company) and the consolidated entity, for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

o examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
o assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.


Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of CityView Corporation Limited is in accordance with:

(a)        the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2003 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)        other mandatory financial reporting requirements in Australia.

Carrying Value of Assets

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As disclosed in Note 10, the ultimate recovery of the loans amounting to $7,952,187 from Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploitation or possible sale of the underlying areas of interest.


BDO
Chartered Accountants




Signed by:
G F Brayshaw
Partner

Perth, Western Australia
Dated: 22 March 2004

                          CITYVIEW CORPORATION LIMITED

                             DIRECTORS' DECLARATION





The directors declare that:

a) the financial statements and notes to those statements comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) the financial statements and notes to those statements give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 31 December 2003;


c) in the directors' opinion, the financial statements and notes to those statements are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.


Signed on behalf of the directors in accordance with a resolution of the directors made pursuant to section 295 (5) of the Corporations Act 2001:






B Y EE
Director

19 March 2004

                          CITYVIEW CORPORATION LIMITED

                       STATEMENT OF FINANCIAL PERFORMANCE
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                   Consolidated Entity     Parent Entity
                                                            31-Dec-03        31-Dec-02         31-Dec-03      31-Dec-02
                                                    NOTE       $                $               $                $

Revenues from ordinary activities                    2            24,629         595,007           24,629          595,007

Administration Expenses                                         (129,856)       (235,146)        (129,856)        (235,146)

Employee wages and benefits expense                              (92,272)       (150,088)         (92,272)        (150,088)

Consulting/Legal Expenses                                       (625,806)       (607,251)        (625,806)        (607,251)

Depreciation and amortisation expense                             (6,995)         (7,050)          (6,995)          (7,050)

Occupancy Expenses                                               (62,848)        (68,272)         (62,848)         (68,272)

Provision for doubtful debts                                            -     (3,000,000)                -      (8,384,170)
Provision for write-down of investments                                 -     (5,384,170)                -                -

Investment loss                                                         -       (408,811)                -        (257,234)

Other expenses from ordinary activities                         (182,855)        (37,659)        (182,855)         (37,660)
                                                         ---------------------------------   -------------------------------

Loss from ordinary activities before income tax      3        (1,076,003)     (9,303,440)      (1,076,003)      (9,151,864)
expense
                                                         ---------------------------------   -------------------------------

Income tax expense                                                      -               -                -                -

Loss from ordinary activities after related income
tax expense                                                   (1,076,003)     (9,303,440)      (1,076,003)      (9,151,864)

Net loss attributable to members of the parent
entity                                                        (1,076,003)     (9,303,440)      (1,076,003)      (9,151,864)
                                                         ---------------------------------   -------------------------------

Basic loss per share (cents per share)              17            (1.53c)        (13.67c)
Where diluted earnings per share are not diluted,
they are not disclosed.




The accompanying notes form part of these financial statements.

                          CITYVIEW CORPORATION LIMITED

             STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003


                                                Consolidated Entity                    Parent Entity
                                                   31-Dec-03          31-Dec-02          31-Dec-03        31-Dec-02
                                         NOTE           $                $                   $                $

CURRENT ASSETS
Cash                                        8              658,943       1,499,508            658,935       1,499,500
Receivables                                 9                6,352          23,612              6,352          23,612
                                                  ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                       665,295       1,523,120            665,287       1,523,112
                                                  ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                10            7,952,187       7,952,187          7,952,187       7,952,187
Investments                                11                    -               -                 10              10
Equipment                                  12                7,658           7,907              7,658           7,907
Acquisition, exploration and development   13                    2               2                  -               -
                                                   ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                 7,959,847       7,960,096          7,959,855       7,960,104
                                                   ---------------------------------   --------------------------------
TOTAL ASSETS                                             8,625,142       9,483,216          8,625,142       9,483,216
                                                   ---------------------------------   --------------------------------

CURRENT LIABILITIES
Payables                                   14              300,804          84,415            300,804          84,415
                                                   ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                  300,804          84,415            300,804          84,415
                                                   ---------------------------------   --------------------------------
NON CURRENT LIABILITIES
Provisions                                 15               14,400          12,860             14,400          12,860
                                                   ---------------------------------   --------------------------------

TOTAL NON CURRENT LIABILITIES                               14,400          12,860             14,400          12,860
                                                   ---------------------------------   --------------------------------
TOTAL LIABILITIES                                          315,204          97,275            315,204          97,275
                                                   ---------------------------------   --------------------------------

                                                   ---------------------------------   --------------------------------
NET ASSETS                                               8,309,938       9,385,941          8,309,938       9,385,941
                                                   =================================   ================================

EQUITY
Contributed equity                        16(a)         57,235,996      57,235,996         57,235,996      57,235,996
Accumulated losses                        16(e)        (48,926,058)    (47,850,055)       (48,926,058)    (47,850,055)
                                                   ---------------------------------   --------------------------------
TOTAL EQUITY                                             8,309,938       9,385,941          8,309,938       9,385,941
                                                   =================================   ================================




        The accompanying notes form part of these financial statements.

                          CITYVIEW CORPORATION LIMITED

                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                          Consolidated Entity              Parent Entity
                                                              31-Dec-03       31-Dec-02          31-Dec-03      31-Dec-02
                                                  NOTE            $               $                  $              $

Cash Flows From Operating Activities
Interest received                                                   41,888        260,117             41,888        260,117
Payments to suppliers and employees                               (875,707)    (1,373,789)          (875,707)    (1,071,112)
                                                          ---------------------------------   -------------------------------
Net cash provided/(used) by operating activities  20(c)           (833,819)    (1,113,672)          (833,819)      (810,995)
                                                          ---------------------------------   -------------------------------

Cash flows from investing activities
Sale of shares in listed corporations                                     -       335,467                   -       335,467
Payment for acquisitions                                                  -      (764,170)                  -              -
Advance to controlled entities                                            -              -                  -    (1,021,397)
Payment for property, plant & equipment                             (6,746)              -            (6,746)              -
                                                          ---------------------------------   -------------------------------
Net cash provided/(used) by investing activities                    (6,746)      (428,703)            (6,746)      (685,930)
                                                          ---------------------------------   -------------------------------

Cash from financing activities
Proceeds from the issue of shares                                         -     2,940,000                  -      2,940,000
                                                          ---------------------------------   -------------------------------
Net cash provided/(used) by financing activities                          -     2,940,000                  -      2,940,000
                                                          ---------------------------------   -------------------------------

Net increase/(decrease) in cash                                   (840,565)    (1,397,625)          (840,565)     1,443,075
Cash at the beginning of the financial year                       1,499,508       101,883          1,499,500         56,425
                                                          ---------------------------------   -------------------------------
Cash at the end of the financial year             20(a)             658,943     1,499,508            658,935      1,499,500
                                                          ---------------------------------   -------------------------------





        The accompanying notes form part of these financial statements.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

1.       Statement of Significant Accounting Policies

     Basis of Reporting
     The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, all applicable Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and complies with other legal requirements.

     The financial report covers the consolidated entity CityView Corporation Limited ("CityView") and its controlled entities and CityView as an individual parent entity. CityView is a listed public company, incorporated and domiciled in Australia.

     The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

     Significant Accounting Policies
     Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, and that the substance of underlying transactions and other events is reported.

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     Principles of Consolidation
     A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 19 to the financial statements.

     All inter company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

     Where controlled entities have entered or left the consolidated entity during the year their operating results have been included from the date control was obtained or until the date control ceased.

     Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

     (b) Taxation
     The Company adopts the liability method of tax effect accounting under which the income tax expense shown in the statement of financial performance is calculated on profit/(loss) from ordinary activities adjusted for permanent differences. The tax effect of timing differences arising from items being brought to account in different periods for income and accounting purposes is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

     Future income tax benefits:
     (i) are not brought to account unless realisation of the asset is assured beyond reasonable doubt; and
    (ii) where they relate to tax losses are only brought to account when their realisation is virtually certain.

     (c) Foreign Currency
     Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

               Statement of Significant Accounting Policies (cont)

     The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised are included in profit from ordinary activities as they arise.

     The assets and liabilities of the overseas controlled entities, which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

     (d) Acquisition, Exploration and Development Expenditure The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host country and to some extent may be affected by the political stability of that country. While the share of revenue from shareable oil and gas from the operations in Indonesia will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what effect these factors, together with any fall in world oil and gas prices, may have on the future values of any expenditure carried forward.

     (e) Equipment
     Each class of equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

     The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

     The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

     (f)  Depreciation
     All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

     (g) Investments
     Investments in controlled entities are recorded at cost and other investments are carried at cost or valuation determined by the directors.

     (h) Payables
     Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

     (i) Receivables
     Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

     (j) Recoverable Amount of Non-Current Assets
     Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount expected net cash flows have not been discounted.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

               Statement of Significant Accounting Policies (cont)


    (k)  Employee Entitlements

    Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.


     Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

     The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

     The Company operates an Employee Share Plan, no shares or options were outstanding as at the 31 December 2003 under the plan.

                                    Consolidated Entity       Parent Entity
                                  31-Dec-03    31-Dec-02   31-Dec-03   31-Dec-02
                                  ----------------------  ----------------------
 Number of employees at year end      1            1         1              1

     The Company also uses the services of several consultants and contractors on an as needs basis.

     (l) Cash
     For the purpose of the statement of cash flows, cash includes:
             - Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
             - Investments in money market instruments with less than 14 days to maturity.

     (m) Revenue
     Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

     Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

     (n) Comparative Figures
     Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

     (o) Going Concern
     The financial statements have been prepared adopting the going concern convention, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

                                                Consolidated Entity              Parent Entity
                                                  31-Dec-03        31-Dec-02      31-Dec-03       31-Dec-02
                                                  $                $                  $               $
2.  Revenue
Revenue - Investing activities
Proceeds from the sale of shares in listed
 corporations                                             -         335,467               -         335,467
Revenue - From Outside Operating activities
Interest received on loan to Sands Solutions              -         192,166               -         192,166
Interest received - other parties                    24,629          67,374          24,629          67,374
                                                -------------------------------- ---------------------------
Total Revenue                                        24,629         595,007          24,629         595,007
                                                -------------------------------- ---------------------------
3. Loss from ordinary activities Loss from
ordinary activities before income tax
has been determined after:

Expenses
                                                    467,831         457,678         467,831         457,678
General and administrative expenses
Depreciation                                          6,995           7,050           6,995           7,050
Marketing services                                        -          33,487               -          33,487
Consultants/Legal Services                          625,806         607,251         625,806         607,251
Investment Loss                                           -         408,811              -          257,234
Provision for doubtful debts                              -       3,000,000              -        8,384,170
Provision for write-down of investments                   -       5,384,170              -                -
4.  Income Tax
(a) The prima facie  income tax benefit on loss
    from ordinary activities before income tax
    reconciles to the income tax benefit in the
    financial statements as follows:

Loss from ordinary activities before income tax  (1,076,003)     (9,303,440)     (1,076,003)     (9,151,863)
                                                -------------------------------- ---------------------------

Income tax expense/(benefit) calculated at 30%
of loss from ordinary activities before income
tax for year ended 31 December 2003                (322,801)     (2,791,032)       (322,801)     (2,745,559)
Permanent differences                                49,959          68,794          49,959          23,321
Timing differences and tax losses not brought
to account as future income tax benefits              2,966       2,520,648           2,966       2,520,648
Current Year Tax loss not recognised                269,876         201,590         269,876         201,590
                                                -------------------------------- ---------------------------
Income tax expense                                        -               -               -               -
                                                -------------------------------- ---------------------------
 (b) Future income tax benefits not brought to
account as assets                                 3,896,798       3,626,922       3,896,798       3,626,922
                                                -------------------------------- ---------------------------
                                                  3,896,798       3,626,922       3,896,798       3,626,922
                                                 ------------------------------- ---------------------------

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:
  i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;
 ii)  conditions for deductibility imposed by the law are complied with; and
iii) no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

CityView Corporation Limited and its wholly owned Australian subsidiaries have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision. The entities also intend to enter into a tax sharing agreement but details of this agreement are yet to be finalised.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


As a consequence, CityView Corporation Limited, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly owned Australian controlled entities in this group, in future financial statements as if those transactions, event and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by CityView Corporation Limited as tax-related amounts receivable or payable. The impact on the income tax expense and results of CityView Corporation Limited is unlikely to be material because of the tax sharing agreement. This is not expected to have a material impact on the consolidated assets and liabilities and results.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 31 December 2003.

5.       Directors' Remuneration

The directors of the Company who held office during the Financial year ended 31 December 2003 were:

Y M Jumabhoy (Resigned 5 March 2004)
A I Saddique
R M Goh
Thinagaran
B Y Ee Md N Ramli
J F Arbouw

                                              Consolidated Entity                Parent Entity
                                              31-Dec-03       31-Dec 02      31-Dec-03       31-Dec-02
                                                  $               $             $               $
The aggregate of income paid or payable, or
otherwise made available, in respect of the
financial year, to all directors of the
Company, directly or indirectly, by the
Company or by any related party.                                                61,589          259,004
                                                                               -------------------------
The aggregate of income paid or payable, or     61,589          259,004
otherwise made available, in respect of the   --------------------------
financial year, to all directors of each
entity in the consolidated entity, directly
or indirectly, by the entities in which they
are directors or by any related party.


The number of directors of the Company whose total income falls within each successive $10,000 band of income:
                          Consolidated Entity                  Parent Entity
                         31-Dec-03       31-Dec 02       31-Dec-03     31-Dec-02
                          Number           Number         Number        Number
Nil                         6               7               6             7
$50,000 -  $   59,999       -               1               -             1
$60,000 -  $    69,999      1               -               1             -
$70,000 -  $   79,999       -               1               -             1
$120,000 - $129,999         -               1               -             1

All of the executives of the Company were also its directors during the financial year.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

5.       Employee Share Plan
There are no shares or options outstanding at 31 December 2003 under the Employee Share Plan.

                                                 Consolidated Entity                 Parent Entity
                                                    31-Dec-03        31-Dec-02          31-Dec-03       31-Dec-02
                                                        $                $                  $               $

6. Remuneration of Auditors Amounts received,
or due and receivable from the Company and any
related organisation for:
Auditing the financial statements                         85,607           88,019             85,607          88,019
Other services                                            13,365           17,540             13,365          17,540
                                                 ---------------------------------   --------------------------------
                                                          98,972          105,559             98,972         105,559
                                                 ---------------------------------   --------------------------------
8. Cash
Cash on hand                                                 500              500                500             500
Cash at bank                                             658,443        1,499,008            658,435       1,499,000
                                                 ---------------------------------   --------------------------------
                                                         658,943        1,499,508            658,935       1,499,500
                                                 ---------------------------------   --------------------------------
9.    Current Receivables
Other debtors                                                  -           17,260                  -          17,260
Deposits                                                   6,352            6,352              6,352           6,352
                                                 ---------------------------------   --------------------------------
                                                           6,352           23,612              6,352          23,612
                                                 ---------------------------------   --------------------------------

10.   Non Current Receivables
Loans to controlled entities - at cost                         -                -          5,384,170       5,384,170
Provision for doubtful debt - at cost                          -                -         (5,384,170)     (5,384,170)
Loan to Sands Solutions - at cost                      3,000,000        3,000,000          3,000,000       3,000,000
Provision for doubtful debt - at cost                 (3,000,000)      (3,000,000)        (3,000,000)     (3,000,000)
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd - at cost                    7,952,187        7,952,187          7,952,187       7,952,187
                                                 ---------------------------------   --------------------------------
                                                       7,952,187        7,952,187          7,952,187       7,952,187
                                                 ---------------------------------   --------------------------------

The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

Upon stringent review of the Company's assets, the Board of Directors made the decision to raise a provision for doubtful debt of the following assets:

Block SC41 Philippines              $ 4,620,000.00
ASAB Oil Limited                    $   764,170.00

Both assets are held in the Company's 100% owned subsidiary CityView Asia Pty Ltd and are represented in the Parent Entity above as a loan to Controlled Entities.

Sands Solutions Group Pty Ltd       $3,000,000.00

A provision for doubtful debt has been raised against the loan to Sands Solutions Group Pty Ltd, due to the fact that Sands Solutions appointed a Administrator on 25 November 2002. Consequently on 5 December 2002, The Board of CityView, in order to protect the Company's rights obtained an order from the Supreme Court of Western Australia appointing Mervyn Kitay of Grant Thornton as receiver and manager of Sands Solutions.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

                                                  Consolidated Entity                 Parent Entity
                                                     31-Dec-03       31-Dec-02          31-Dec-03       31-Dec-02
                                                         $                $                  $               $

11.   Non-Current Investments
    In controlled entities - at cost
CityView Asia Pty Ltd                                        -              -                 10              10
                                             ---------------------------------   --------------------------------
Total Non-Current Investments                                -              -                 10              10
                                             ---------------------------------   --------------------------------
12.   Equipment
Equipment at cost                                       29,113         22,367             29,113          22,367
Less accumulated depreciation                          (21,455)       (14,460)           (21,455)        (14,460)
                                             ---------------------------------   --------------------------------
                                                         7,658          7,907              7,658           7,907
                                             ---------------------------------   --------------------------------
Balance at the beginning of year                         7,907         10,177              7,907          10,177
Additions                                                6,746          4,780              6,746           4,780
Depreciation expense                                    (6,995)        (7,050)            (6,995)         (7,050)
                                             ---------------------------------   --------------------------------
Carrying amount at year end                              7,658          7,907              7,658           7,907
                                             ---------------------------------   --------------------------------

13. Acquisition, Exploration and Development
Acquisition costs and exploration and
development expenditure carried forward in
respect of areas of interest - at cost               5,384,172      5,384,172                  -               -
Provision for write-down of investments             (5,384,170)    (5,384,170)                 -               -
                                             ---------------------------------   --------------------------------
                                                             2              2                  -               -
                                             ---------------------------------   --------------------------------

As mentioned in Note 10, the Board of Directors have raised a provision for write-down of investments totalling $5,384,170.00 comprising of two assets -
Block SC41 Philippines $4,620,000.00 and its interest in ASAB Oil $764,170.00

14.   Current Payables
Unsecured:
Trade creditors                                        239,867         13,697            239,867          13,697
Accrued expenses                                        60,937         70,718             60,937          70,718
                                             ---------------------------------   --------------------------------
                                                       300,804         84,415            300,804          84,415
                                             ---------------------------------   --------------------------------

15.   Non Current Payables
Long Service Leave                                      14,400         12,860             14,400          12,860
                                             ---------------------------------   --------------------------------
                                                        14,400         12,860             14,400          12,860
                                             ---------------------------------   --------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

16.   Equity
(a)      Contributed equity
         There were no shares issued by the company during the year ended 31 December 2003.


Ordinary fully paid shares at 31 December 2002      70,161,616       57,235,996
                                                    ----------       ----------
Ordinary fully paid shares at 31 December 2003      70,161,616       57,235,996

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(b) Options:
    As at 31 December 2003 there were no options on issue.

(c) Dividends:
    The Directors declared no dividend during the reporting period.

(d) Franking credits
    The Company retains no franking credits for the year ended 31 December 2003 and the year ended 31 December 2002.
(e) Accumulated losses

                                                            Consolidated Entity              Parent Entity
                                                             31-Dec-03        31-Dec-02         31-Dec-03       31-Dec-02
                                                                 $                $                 $               $
Accumulated losses at the beginning of the financial year    47,850,055      38,546,615         47,850,055     38,698,191
Net loss attributable to the members of the parent entity     1,076,003       9,303,440          1,076,003      9,151,864
                                                          --------------------------------- ---------------------------------
Accumulated losses at the end of this financial year         48,926,058      47,850,055         48,926,058     47,850,055
                                                          --------------------------------- ---------------------------------

17.  Earnings per share                           31-Dec-03          31-Dec-02
Basic loss per share (cents per share)            (1.53c)             (13.67c)
The weighted average number of ordinary shares
on issue used in the calculation of basic
earnings per share                              70,161,616           68,044,904

Diluted earnings per share are not disclosed, as they are not diluted.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


18.  Financial Reporting by Segments
(a)  Primary Segments

                                  Investments                        Exploration                   Consolidated
                            31 Dec 03        31 Dec 02         31 Dec 03        31 Dec 02       31 Dec 03      31 Dec 02
                                $                $                 $                $               $              $
Revenue outside the
consolidated entity              24,629            595,007               -                 -         24,629         595,007
                           ------------- ------------------ ---------------- ---------------- -------------- ---------------
Segment profit/(loss) after
income tax                     (896,949)        (9,303,440)       (179,054)                -    (1,076,003)     (9,303,440)
                           ------------- ------------------ ---------------- ---------------- -------------- ---------------
Segment assets                   14,010             31,519       8,611,132         9,451,697     8,625,142       9,483,216
Segment Liability
Depreciation/amortisation        (6,995)            (7,050)              -                 -        (6,995)         (7,050)

The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of oil and gas interests


(b)   Secondary Segments
                            Indonesia                   Australia               United Kingdom               Consolidated
                        31 Dec 03     31 Dec 02    31 Dec 03    31 Dec 02    31 Dec 03     31 Dec 02     31 Dec 03     31 Dec 02
                            $             $            $            $            $             $             $             $
Revenue outside the
consolidated entity               -            -       24,629      595,007             -             -        24,629    595,007
                       ------------- ------------ ------------ ------------ ------------- ------------- ------------- ----------
Segment profit/ (loss)
after income tax           (179,054)           -     (896,949)  (9,151,864)            -      (151,576)   (1,076,003)(9,303,440)
                       ------------- ------------ ------------ ------------ ------------- ------------- ------------- ----------
Segment Assets            7,952,187    7,952,187      672,955    1,531,029             -             -     8,625,142  9,483,216
Segment Liability
Depreciation/amortisation         -            -       (6,995)      (7,050)            -             -       (6,995)     (7,050)

The pricing of intersegmental transactions is the same as prices charged on transactions with parties outside the economic entity.


19.  Particulars Relating to All Entities


                                 Country of        Type of         Principal        Ownership interest
                                Incorporation    Shares Held       Activity
Parent entity                                                                        2003          2002
                                                                                     ----          ----
CityView Corporation Limited      Australia        Ordinary       Investment         100%          100%

Controlled entities
CityView Asia Pty Ltd             Australia        Ordinary       Exploration        100%          100%

Other
Medco Madura Pty Ltd              Australia        Ordinary       Exploration        25%           25%
Medco Simenggaris Pty Ltd         Australia        Ordinary       Exploration        25%           25%


The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 10).

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                        Consolidated Entity                   Parent Entity

                                                     31-Dec-03        31-Dec-02          31-Dec-03       31-Dec 02
20.  Notes to Statement of Cash Flow                     $                $                  $               $

(a)   Reconciliation of cash
Cash at the end of the financial year as shown in
the statement of cash flows is reconciled to the
related items in the balance sheet as follows:
Borrowings                                                     -                 -                  -                -
Cash                                                     658,943         1,499,508            658,935        1,499,500
                                                  ---------------------------------   ---------------------------------
                                                         658,943         1,499,508            658,935        1,499,500
                                                  ---------------------------------   ---------------------------------

(b)  Business disposed of                                      -                 -                  -                -

(c) Reconciliation of loss from ordinary activities
after tax to net cash provided by/(used by)
operating activities
Loss from ordinary activities                         (1,076,003)       (9,303,440)        (1,076,003)     (9,151,864)
Less non cash operating items:
Depreciation                                               6,995             7,050              6,995           7,050
Write-downs to recoverable amount of investment                -         5,043,923                  -         681,156
Change in assets and liabilities net of the effect
of purchase and disposal of controlled entities:
(Increase)/decrease in receivables                        17,260         3,149,875             17,260       7,614,224
(Decrease)/increase in payables                          217,929           (11,080)           217,929          38,439
                                                  ---------------------------------   --------------------------------
Net cash provided/(used) by operating activities        (833,819)       (1,113,672)          (833,819)       (810,995)
                                                  ---------------------------------   --------------------------------

(d) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

21. Related Party Disclosures
Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a)      Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2003:

Y M Jumabhoy                                                      B Y Ee
A I Saddique                                                      Md N Ramli
R Goh                                                             J F Arbouw
Thinagaran

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b) Interests of directors
As at 31 December 2003 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:

                                    31 December 03              31 December 02
    Shares                            16,030,425                  14,790,942
    Options                              Nil                         Nil

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

(c) Transactions with directors and related entities

    (i) Mr Y M Jumabhoy is the proprietor of YMJ Consultancy. The Company entered into a contract with YMJ Consultancy dated 1 June 2002 for the provision of services relating to the Company's major shareholders based in Singapore and Malaysia and overseeing the Company's general operations in South East Asia. This contract was terminated by mutual agreement in November 2003.

(d)  Interests in director-related entities
     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e)  Equity interests in controlled entities
     As disclosed in Note 19 the Company has the entire ownership of CityView Asia Pty Ltd., which is its only controlled entity.

(f)  Transactions within the group

     The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView Corporation Limited has raised a provision for doubtful debt of the Company's interest free operating loan to CityView Asia Pty Ltd.


     In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 19).



22.  Commitments for Expenditure
     The cost of any work to the Madura and Simenggaris blocks will be met by the Company in proportion to its equity interests.


     There are no other commitments for expenditure.

25.  Subsequent Events
     On 5 March 2004, the Board accepted the resignation of Mr Jumabhoy, who, for personal reasons resigned as Director/Chairman of the Company.

     There are no other subsequent events.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

23.      Financial Instruments
(a)  Significant Accounting Policies
     Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:


                                                            FIXED INTEREST
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
                        Average     Variable     Less than       1 to 5      More than    Non-Interest        Total
                        Interest     Interest      1 Year        Years        5 years        Bearing
           2003          rate %         $            $             $             $              $               $
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                     5.06%          -            658,943       -             -              -                658,943
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                -            -            -             -             -                 6,352           6,352
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                   -            -            -             -             -               315,204         315,204
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
                                                            FIXED INTEREST
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
                        Average     Variable     Less than    1 to 5 Years   More than    Non-Interest        Total
                        Interest     Interest      1 Year          $          5 years        Bearing
           2002          rate %         $            $                           $              $               $
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                     4.69%          -          1,499,508       -             -              -              1,499,508
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                -            -            -             -             -                23,612          23,612
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                   -            -            -             -             -                97,275          97,275
--------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------

(c)  Credit Risk
     The Company has adopted a policy of only dealing with credit worthy parties and, where appropriate, obtaining sufficient collateral or security as a means of mitigating the risk of financial loss through defaults in contractual obligations.

     Except as disclosed in Note 10 the Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics.

     The carrying amount of financial assets recorded in the financial statements, without provision for losses, represents the maximum exposure of the consolidated entity to credit risk without taking into account the value of any collateral or other security.

     The credit risk exposure of the consolidated entity would also include the difference between the carrying amount and the realisable amount.

(d)  Currency hedging
     The consolidated entity has not entered into forward foreign exchange contracts to hedge the exchange rate risk arising from transactions in foreign currencies.

(e)  Net Fair Value
     The carrying amount of assets and liabilities recorded in the financial statements represents their respective net fair values determined in accordance with the accounting policies referred to in Note 1.

Additional information as to holders of shares and options at 27 February 2004 Market Capitalisation
Shares on Issue                      70,161,616
Options - Unlisted                          Nil
Fully Diluted Capital                70,161,616

                          CITYVIEW CORPORATION LIMITED

Number of Share and Option Holders

Ordinary Share Capital
70,161,616 fully paid ordinary shares held by 977 individual shareholders

Options
No Options were issued or were outstanding during the financial year.

Voting Rights
In accordance with the constitution of the Company, on a show of hands each shareholder present in person or by proxy, representative or attorney has one vote and on a poll every shareholder present in person or by proxy, representative or attorney has, in respect of fully paid shares, one vote for every share held.

None of the options confers a right to vote but shares issued upon the exercise of options will rank equally in all respects (including voting rights) with the then existing issued fully paid ordinary shares.

Distribution of Shareholding
Holdings                                                  Shareholders
1 to 1,000                                                     236
1,001 to 5,000                                                 324
5,001 to 10,000                                                170
10,001 to 100,000                                              214
100,001 and over                                                33
                                          Total                977

Number of shareholders holding less than a marketable parcel: 503

Additional information as to holders of shares and options at 27 February 2004 (continued)

Substantial Shareholders
                                                                   Percentage of
Name                                          Number of Shares       Capital
US Control Account
C/- Computershare Trust Company Inc                 21,793,501          31.06%
Midwestern Oil Pte Ltd                              15,500,000          22.09%
Malaysia Mining Corporation Berhad                   8,616,188          12.28%

Twenty Largest Holders of Quoted Shares
                                                                   Percentage of
Name                                          Number of Shares        Capital
US Control Account
C/- Computershare Trust Company Inc                 21,793,501          31.06%
Midwestern Oil Pte Ltd                              15,500,000          22.09%
Malaysia Mining Corporation Berhad                   8,616,188          12.28%
OCBC Securities Pte Ltd                              3,170,065           4.52%
Phillip Securities Pte Ltd A/C Clients               2,090,000           2.98%
Tower Trust Limited                                    967,031           1.38%
David Cliffe                                           900,000           1.28%
Uob Kay Hian Pte Ltd                                   766,644           1.09%
Ka Fai Martin Wong                                     710,951           1.01%
Merrill Lynch (Australia) Nominees Pty Ltd             701,591           1.01%
Thomas Omar Pte Ltd                                    500,000           0.71%
Entity Holdings Pty Ltd                                418,855           0.60%
Ms Puay San Koh                                        400,000           0.57%
Tonbar Pty Ltd                                         359,336           0.51%
Kenneth John Thomas & Beryl Winifred Thomas            345,000           0.49%
Mr Michael Riabkoff                                    321,782           0.46%
Michael Vincent Taylor                                 310,251           0.44%
Mr Arthur Carbo                                        307,750           0.44%
Mr Anthony Nat Manzi                                   293,855           0.42%
Mr Say Hann Ng                                         271,906           0.39%

TOTAL                                               58,744,706

          LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")
                                    DOCUMENTS


                      FROM MARCH 1, 2004 TO MARCH 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



         AACU Form 388 Copy of Financial Statements and Reports for the year ended 31 December 2003 as lodged with ASX.

ASIC registered number
                               -------------------------------------------
Lodging party or agent name    CITYVIEW CORPORATION LIMITED
                               -------------------------------------------
office, level, building name
 or PO Box  no. PO BOX 5643
                               -------------------------------------------
       street number & name    ST GEORGE`S TERRACE
                               -------------------------------------------
              suburb / city    PERTH    state/ territory  WA postcode 6831
                               -------------------------------------------
                  telephone    ( 08 ) 9226 4788
                               ----------------
                  facsimile    ( 08 ) 9226 4799
                               --------------------------------------------
                  DX number             suburb/ city
                               --------------------------------------------

________________________________________________________________________________

Australian Securities &
Investments Commission                       Form 388
                                             Corporation Act 2001
Copy of financial statements                 294,295,298-300,307,308,319,321,322
and reports                                  Corporations Regulations
                                             1.0.08

                Name CITYVIEW CORPORATION LIMITED
                     ----------------------------
ACN/ ARBN/ ARSN/ PIN 009 235 634
                     ----------------------------

Reason for lodgement of statements and reports

tick the appropriate box [x] A public company or a disclosing entity which is  not a registered scheme or
                             prescribed interest undertaking                 (A)

                         [ ] A registered scheme*                            (B)
                         [ ] Amendment of financial statements or
                             directors' report ( company)                    (C)
                         [ ] Amendment of financial statements or
                             directors' report (registered scheme)           (D)
                         [ ] A large proprietary company that is
                             not a disclosing entity                         (H)
                         [ ] A small proprietary company that is
                             controlled by a foreign company for
                             all or part of the period and where
                             the company's profit or loss for the
                             period is not covered by the statements
                             lodged with ASIC by a registered foreign
                             company, company, registered scheme, or
                             disclosing entity                               (I)
                         [ ] A small proprietary company that is
                             requested by ASIC to prepare and lodge
                             statements and reports                          (J)
                         [ ] A prescribed interest undertaking that
                             is a disclosing entity                          (K)

Date on which financial year begins 01/01/2003 and ends 31/12/2003   (d/m/y)
                                    ----------------------------------------
Date of Annual General Meeting ( if applicable)     28/05/2004
                                                ----------------------------
Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D  How many members does the large proprietary company have?

Auditor report

Were the financial statements audited?     Yes [ x ]  No  [  ]

If yes: Does the auditor's report (section 308) for the financial year contain a statement of:
     * reasons for the auditor not being satisfied as to the
       matters referred to in section 307?                        Yes [ ] No [x]
     * details of the deficiency, failure or shortcoming
       concerning any matters referred to in section 307          Yes [ ] No [x]

If no: Is there a class order exemption current for audit relief? Yes [ ] No [x]


     *NOTE: Where a new auditor has been appointed to a Registered Scheme, Form 5137 - Appointment of Scheme Auditor must be lodged

________________________________________________________________________________
Details of current auditor*

The auditor can be a person or a firm

If a person Name
(family & given names)
                        --------------------------------------------------------

Auditor Registration no:
                        --------------------------------------------------------
                          Office             level                building name
Steet number & name
                        --------------------------------------------------------
Suburb / city                  State / territory  WA       postcode 6000
                        --------------------------------------------------------
Date of appointment (d/m/y)  /  /
                           -----------------------------------------------------

Or

If a firm

Name of firm             BDO
                       ---------------------------------------------------------
                       Office                level                building name

Street number & name    256 ST GEORGE'S TERRACE
                       ---------------------------------------------------------

Suburb / city           PERTH        state / territory   WA      postcode  6000
                       ---------------------------------------------------------
Business Registration number (if applicable)
                             ---------------------------------------------------
Date of appointment (d/m/y)  31/05/2000
                             ---------------------------------------------------

________________________________________________________________________________
Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2)) statement of financial performance for the year (profit and loss statement) statement of financial position as at the end of the year (balance sheet) statement of cash flows for the year if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3)) disclosures required by the regulations notes required by the accounting standards any other information necessary to give a true and fair view(see s297)

The directors' declaration about the statements and notes ( as per ss 295(4))

The directors' report for the year (as per s 298 to 300)
________________________________________________________________________________
Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked ( ) are a true copy of annual reports under Section 319.

Print name    THINAGARAN                 capacity DIRECTOR
              ------------------------------------------------------------------
Sign here                                date 19 MARCH 2004
              ------------------------------------------------------------------
*NOTE Where a new auditor has been appointed to a registered Scheme, Form 5137 - Appointment of Scheme Auditor must be lodged


Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

o The time actually spent reading the instructions, working on the question and obtaining the information o The time spent by all employees in collecting and providing this information

              Hrs              5 mins

                                  Annexure "A"

                          CITYVIEW CORPORATION LIMITED
                                  ACN009235634




I CERTIFY THAT THE ATTACHED DOCUMENTS COMPRISE THE YEARLY ACCOUNTS TOGETHER WITH EVERY OTHER DOCUMENT THAT IS REQUIRED TO BE LODGED WITH THE ACCOUNTS BY A DISCLOSING ENTITY UNDER THE CORPORATIONS ACT.




THIS IS ANNEXURE "A" OF 32 PAGES REFERRED TO IN FORM 388 OF THE YEARLY ACCOUNTS OF THE COMPANY AND SIGNED BY ME AND DATED 19 MARCH 2004.

THINAGARAN
----------
THINAGARAN
DIRECTOR